August 9, 2013


SENT VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Minnesota Life Insurance Company et al.
	Amendment No. 1 to Application for an Amended Order of Exemption File No. 812-14158


Dear Mr. Zapata:

Thank you for your prompt review of the above-referenced application
("Application").   This letter sets forth our responses to the Securities
and Exchange Commission ("SEC") Staff comments on the Application as stated in your letter dated July 16, 2013. For convenience of reference, each of the SEC Staff's comments is set forth below, with the response to each immediately following. All capitalized terms used herein have the meanings accorded to them in the Application. In addition, an amended Application that includes the changes referenced in response to the comments set forth below was filed today on the EDGAR system.

1.	General Comments - Please be aware that before this application is noticed, Applicants must identify all existing contracts that are to be covered by this application by their appropriate file numbers. Applicants must also represent that these contracts are substantially similar in all material respects to the contract described in the application.

Response:

Comment complied with. The New Contracts are the only existing Contracts covered by this Application. The SEC file number of the existing Contracts has been added to the Application (p. 6). In addition, a representation that the Contracts described in the Application are the only existing Contracts that are to be covered by the Application, and that any Future Contracts will be substantially similar in all material respects has been added to the Application (p. 6).


2.	Introduction (p. 2) - Please revise the definition of Successors in
Interest to include only entities resulting from a change in domicile or a change in the type of business organization.

Response:

We respectfully note that the identical definition of "successors in interest" is used in Applicants' Existing Orders. See Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (notice) and 27979 (Sept. 25, 2007) (order) (File No.
812-3457) and Investment Company Act Release Nos. 28321 (Jan. 26, 2008) notice) and 29334 (Jul. 22, 2008) (File No. 812-13365). In addition, we note that other applications for the type of relief sought here have obtained relief that expressly extends to such successors in interest. See, e.g., Nationwide Life Insurance Company, et al., Investment Company Act Release Nos. 29337 (July 2, 2010) (notice) and 29369 (July 27, 2010) order) (File No. 812-13756); ING USA Annuity & Life Insurance Company, et al., Investment Company Act Release Nos. 28646 (Mar. 13, 2009) (notice) and 28687 (Apr. 3, 2009) (order) (File No. 812-13600). While we have no plans for a either a merger or a change in control, we respectfully submit that uniform treatment is warranted for similarly situated Minnesota Life successors in interest. As a practical matter, seeking exemptive relief in the future solely due to disparate definitions of successors in interest would result in a cost that is not justified by any public policy purpose. Accordingly, we have retained the successor in interest definition.


3.	 Deferred Sales Charge (p. 10) - Please delete "if applicable" at the end of the fourth bullet.

Response:

Comment complied with. The phrase "if applicable" has been deleted at the end of the fourth bullet (p. 10).


4.	Optional Living Benefits (pp. 12-13) - Please clarify whether the election of the optional living benefits has any bearing on the amount of surrender charges or on the amount of bonus recapture at the time a bonus recapture is payable.

Response:

Comment complied with. A statement was added to clarify that the election of a GWLB Rider does not impact the amount of DSC at the time of contract surrender or the amount of Credit Enhancement recaptured (p.
13). In addition, a statement was added to clarify that, because the DSC is waived for a withdrawal in the amount of the guaranteed annual income when a contract owner elects a GLWB Rider, electing the GLWB Rider can have the effect of reducing the DSC in that limited circumstance, as contrasted with a contract owner who would not have elected the GLWB Rider (p. 13).


5.	Credit Enhancement Recapture under the New Contracts (p. 15)

a.	Please specify the "certain aggregate levels" at which Minnesota
Life credits contract value with a Credit Enhancement.

Response:

Comment complied with. The aggregate levels at which Minnesota Life credits contract value with a Credit Enhancement has been specified (p.
15).


b.	Please explain whether the bonus credit is optional and must be elected by the contract owner. Further, explain in this section whether the bonus credit vests immediately or some period of time after being granted.

Response:

Comment complied with. An explanation that the Credit Enhancement is automatic, and that the contract owner does not need to elect it, has been added (p. 16). In addition, an explanation that the Credit Enhancement vests immediately, subject to the recapture situations described in the Application, has been added (p. 16).


c.	Please disclose any material state variations in how accounts are credited with a Credit Enhancement and how they may impact this bonus recapture application.

Response:

Comment complied with. There are currently no material state variations in how accounts are credited with a Credit Enhancement. However, the Credit Enhancement feature of the Contract may not be available in all states. Accordingly, a statement that the Credit Enhancement feature of the Contract may not be available in all states has been added (p. 16).


d.	In the second paragraph of page 16, Applicants reserve the right to increase or decrease the amount of the Credit Enhancement or discontinue the Credit Enhancement in the future. Please clarify whether the prospectuses for each contract affected by this application also disclose this reservation of right.

Response:

Comment complied with. Although we do not necessarily agree that prospectus disclosure is appropriate because we would only apply any Credit Enhancement change to Contracts issued after the date of such change, to facilitate the processing of the exemptive relief being requested, we have revised the penultimate sentence in the second paragraph on page 16 to add the words "As disclosed in the prospectus for the New Contracts," so that it reads as follows:

As disclosed in the prospectus for the New Contracts, Minnesota Life reserves the right to increase or decrease the amount of the Credit Enhancement or discontinue the Credit Enhancement in the future.

In addition, we will add disclosure to this effect in the prospectus for the New Contracts.


6.	Precedent (pp. 32-33)
a.	Please provide full cites for all precedent cited on pages 32-33.

Response:

Comment complied with. Full citations to all precedent are cited in footnotes (pp. 32 and 33).



b.	Please confirm the accuracy of the cross-reference contained in footnote 9.

Response:

Comment complied with.  Footnote 9 has been deleted (p. 32).


Applicants believe that the foregoing responses address each Staff comment in a way that should resolve any concerns underlying each comment. Please direct additional questions or comments to the undersigned at (651) 665-4145.

We appreciate your attention to the application. Thank you for your help in this matter.




Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner
Counsel
Page 2 of 4